Exhibit 10.36

SUPPLY AGREEMENT

This Supply Agreement (“Agreement”) is made this 22nd day of October, 2015 (“Effective Date”) by and between Aradigm Corporation, a California corporation having a principal place of business at 3929 Point Eden Way, Hayward, CA 94545 (“Aradigm”), and Grifols, S.A., a company (sociedad an6nima) organized under the laws of Spain having a principal place of business at Avinguda de la Generalitat, 152-158, Pare de Negocis Can Sant Joan, Sant Cugat del Valles 08174, Barcelona, Spain (“Grifols”). Grifols and Aradigm may each be referred to as a “Party” or collectively be referred to as the “Parties”. All capitalized terms used but not defined herein shall have the meaning ascribed to such term in the License Agreement.

RECITALS

WHEREAS, Aradigm and Grifols entered into a License and Collaboration Agreement as of August 27, 2013 (as may be amended, the “License Agreement”) under which Aradigm granted certain rights to Grifols to market and sell inhaled ciprofloxacin, including the product candidate referred to by Aradigm as ARD-3150, for the treatment of non-cystic fibrosis bronchiectasis;

WHEREAS, in connection with the License Agreement, pursuant to a binding term sheet between the Parties, as amended (“Binding Term Sheet”), the Parties agreed to negotiate and enter into an agreement for Aradigm to supply to Grifols, and Grifols to purchase from Aradigm, Grifols’ entire requirements (except as othe1wise provided herein) for Compound (as defined herein) and Pulmaquin (as defined herein) for distribution and sale in the Territory;

WHEREAS, Aradigm is currently outsourcing the manufacture of such Supplied Products (as defined herein) to Sigma Tau Pharmasource Inc. (“Sigma Tau”) in accordance with a Clinical Supply and Commercial Manufacturing Services Agreement approved by Grifols, by and between Sigma Tau and Aradigm, dated August 26, 2013 (as may be amended, the “Sigma Tau Agreement”); and

WHEREAS, pursuant to, among other things, Aradigm’s relationship with Sigma Tau, Aradigm agrees to supply to Grifols the Supplied Products pursuant to the terms and conditions set forth in this Agreement.

NOW THEREFORE, inconsideration of the mutual covenants and premises contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

ARTICLE 1 — DEFINITIONS

1.1 “Acceptable Supplied Product” has the meaning ascribed to it in Section 5.1.

1.2 “Act” means the Federal Food, Drug, and Cosmetic Act, as amended, and the rules, regulations, guidelines and requirements of the FDA as may be in effect from time to time.

1.3 “Adverse Event” means any adverse event associated with the use of a Supplied Product in humans in whatever form, whether or not considered drug-related, including an adverse event occurring in the course of the use of a Supplied Product in professional practice, in studies, in investigations or in tests or an adverse event occurring from a Supplied Product overdose (whether accidental or intentional), abuse, or from Product withdrawal, as well as any toxicity, sensitivity, failure of expected pharmacological action, or laboratory abnormality that is, or is thought by the reporter of such event to be, serious or associated with a Supplied Product.

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1.4 “Affiliate” means, with respect to a Person, any Person that controls, is controlled by or is under common control with such first Person. For purposes of this definition only, “control” means (a) to possess, directly or indirectly, the power to direct the management or policies of a Person, whether through ownership of voting securities, by contract relating to voting rights or corporate governance or otherwise, or (b) to own, directly or indirectly, fifty percent (50%) or more of the outstanding securities or other ownership interest of such Person. For the purposes of this Agreement, neither Party shall be considered an Affiliate of the other, and the Affiliates of each Party shall not be considered Affiliates of the other Party or of any of such other Party’s Affiliates.

1.5 “Agreement” has the meaning ascribed to it in the preamble hereto.

1.6 “Aradigm” has the meaning ascribed to it in the preamble hereto.

1.7 “Aradigm Indemnified Parties” has the meaning ascribed to it in Section 7.2.

1.8 “Batch” means a quantity of Supplied Product produced that (a) is expected to have uniform character and quality within specified limits, and (b) is produced according to a single manufacturing run during the same cycle of the process as defined in a batch record. The size of each Batch intended for commercial sale and distribution will be mutually agreed under the terms of the Sigma Tau Agreement.

1.9 “Bio-Defense Application” has the meaning ascribed to it in the License Agreement.

1.10 “Business Day” means any day (other than a Saturday, Sunday or a legal holiday) on which banks are open for general business in Barcelona, Spain and San Francisco, California, USA.

l.11 “Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1and October 1.

1.12 “Calendar Year” means each successive period of twelve (12) calendar months commencing on January 1.

1.13 “Certificate of Analysis” means a document, which is dated and signed by a duly authorized representative of the quality assurance department of a Permitted Subcontractor, certifying that a Batch of Supplied Product meets all Specifications.

1.14 “cGMP” means the standards relating to manufacturing practices as required by the rules and regulations of the FDA under the Act, including 21C.F.R Part 210, as amended from time to time and of the EMA of the European Union for fine chemicals, active pharmaceutical ingredients, intermediates or bulk products as established by the principles detailed in the guidance document developed by the International Conference on Harmonization known as “Q7A Good Manufacturing Practice Guidance for Active Pharmaceutical Ingredients”.

1.15 “COGS” has the meaning ascribed to it in Section 4.1(a).

1.16 “Commercially Reasonable Efforts” means, with respect to Aradigm’s obligations under this Agreement or Grifols’ when supplying Compound or Manufactured Product to Aradigm, the carrying out of such obligations with a level of effort and resources consistent with those commercially reasonable efforts and industry standard practices of a company performing contract manufacturing of commercial products.

1.17 “Compliant Regulatory Authority” means the FDA and EMA and other Regulatory Authorities with the same regulatory requirements for the Supplied Product.

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1.18 “Compound” means Lipoquin (“Ciprofloxacin for Inhalation”, “CFI”) and/or Free Ciprofloxacin (“Free Ciprofloxacin for Inhalation”, “FCI”).

1.19 “Confidential Information” of a Party means any and all information or material, that, at any time before, on or after the Effective Date has been or is provided, communicated or otherwise made known to the receiving Party or its Affiliates, whether orally, visually, electronically, in writing, or in any other form now known or hereafter invented, by or on behalf of the disclosing Party or any of its Affiliates pursuant to this Agreement, the License Agreement, Permitted Subcontractor Agreements, the Quality Agreement or the Prior NDA or in connection with the transactions contemplated hereby or thereby or any discussions or negotiations with respect hereto or thereto (including the terms of this Agreement and the Quality Agreement); any data, ideas, concepts or techniques contained therein; and any modifications thereof 01·derivations therefrom.

1.20 “Control” means, with respect to any particular Know-How or Patent, that a Party (a) owns or (b) has a license (other than a license granted to such Party under this Agreement) to such Know-How or Patent and, in each case, has the ability to grant to the other Party access, a license, 01·a sublicense (as applicable) to such Know-How or Patent on the terms and conditions set forth in this Agreement without violating the terms of any then-existing agreement or other arrangement with any Third Party.

1.21 “DDP” shall have the meaning as set forth in the 2010 edition of the International Commercial terms published by the International Chamber of Commerce, as may be amended or modified from time to time.

1.22 “Effective Date” has the meaning ascribed to it in the preamble hereto.

1.23 “EMA” means the European Medicines Agency or any successor agency performing a similar function.

1.24 “Existing Manufacturing Agreements” means the Sigma Tau Agreement and any other Permitted Subcontractor Agreement reviewed and approved by Grifols prior to execution of this Agreement.

1.25 “FDA” means the United States Food and Drug Administration or any successor agency performing a similar function.

1.26 “Firm Order” means a written irrevocable firm purchase order for Supplied Products, which order shall include a delivery schedule specifying the Compliant Regulatory Authority applicable to the Batch or parts thereof, the required delivery date and quantity for each Supplied Product stock keeping unit ordered and the location to which shipment of the Supplied Product is to be delivered.

1.27 “First Commercial Sale” means, with respect to Pulmaquin, the first sale, transfer or disposition for value to a Third Party in a given regulatory jurisdiction after Regulatory Approval has been obtained in such jurisdiction.

1.28 “Free Ciprofloxacin” means “Free Ciprofloxacin for Inhalation” (“FCI”) formulated as described in Aradigm’s regulatory filings with the Compliant Regulatory Authority.

1.29 “Governmental Authority” means any country, including any political subdivision thereof, court instrumentality, or agency thereof (including the FDA, the EMA, and any equivalent governmental regulatory body in any territory in the world, and any successor entity or entities to any of the preceding), and any other federal, state, or public authority, domestic or foreign, exercising governmental powers and having jurisdiction over any activity of a Party under this Agreement.

1.30 “Grifols” has the meaning ascribed to it in the preamble hereto.

1.31 “Grifols Indemnified Parties” has the meaning ascribed to it in Section 7.1.

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1.32 “Indemnification Claim Notice” has the meaning ascribed to it in Section 7.3(a).

1.33 “Indemnified Party” has the meaning ascribed to it in Section 7.3(a).

1.34 “Indemnifying Party’’ has the meaning ascribed to it in Section 7.3(a).

1.35 “Indirect Taxes” means value added taxes, sales taxes, use taxes, excise taxes, documentary taxes, intangibles taxes, consumption taxes, duties and tariffs and other similar taxes, including and interest, additions to tax and penalties applicable thereto.

1.36 “Know-How” means all technical information and know-how, including inventions, discoveries, trade secrets, specifications, instructions, processes, formulae, expertise, materials, methods, protocols and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data, instructions, processes, formula, and expertise.

1.37 “Knowledge” means the good faith understanding of the facts and information by any officer of Aradigm or any of its Affiliates, or any in-house legal counsel of, or in-house patent agents of, Aradigm or any of its Affiliates after performing a diligent investigation with respect to such facts and information. For purposes of this definition, an “officer” means any individual in the position of vice president, senior vice president, president or chief executive officer.

1.38 “Late Delivery” shall mean a Batch of Supplied Product that delivery is more than (5) Business Days after the delivery date specified in an accepted Firm Order for delivery to within the USA and (10) Business Days after the delivery date specified in an accepted Firm Order for delivery outside the USA. A Batch will not be considered a Late Delivery to the extent due to any changes (i) mandated by Governmental Authority or (ii) requested by Grifols that cause such delay, after the Firm Order has been accepted by Aradigm. Likewise, a Batch will not be considered a Late Delivery until ten (10) Business Days after the delivery date specified in an accepted Firm Order to the extent due to:

1.	with respect to the first six (6) Batches of CFI and FCI Processed by a Permitted Subcontractor (including the process validation Batches), a failure of any such Batches to meet Specifications, provided Permitted Subcontractor has, without undue delay, initiated Processing of an additional Batch to address the shortfall;

2.	orders in excess of 125 % of the Firm Order;

3.	the inability to release a Batch for which the reason for the Batch not being a released Batch cannot be ascribed to a specific cause, provided the Permitted Subcontractor has, without undue delay, initiated processing of an additional Batch to address the shortfall; or

4.	Permitted Subcontractor actively pursuing an open investigation on a Batch, provided such open investigation reasonably prohibits additional Processing.

1.39 “Law” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision, domestic or foreign, including, but not limited to any rules, regulations, guidelines or other requirements of all U.S. Governmental Authorities, that may be in effect in the United States from time to time during the Term, including the Act (including for clarity cGMP), the US Prescription Drug Marketing Act, the American Medical Association Guidelines on Gifts to Physicians from Industry and the PhRMA Code on Interactions with Healthcare Professionals.

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1.40 “License Agreement” has the meaning ascribed to it in the recitals hereto.

1.41 “Lipoquin” means Aradigm’s proprietary liposomal ciprofloxacin formulation (“Ciprofloxacin for Inhalation”, “CFI”).

1.42 “Long Range Forecast” has the meaning ascribed to it in Section 2.2(a).

1.43 “Losses” has the meaning ascribed to it in Section 7.1.

1.44 “MAA” means, with respect to any jurisdiction, a marketing authorization application, New Drug Application, Supplementary New Drug Application, Abbreviated New Drug Application, Supplementary Abbreviated New Drug Application or other registration application filed with the applicable Compliant Regulatory Authority in such jurisdiction to obtain approval to market and sell a Supplied Product in such jurisdiction.

1.45 “Manufactured Product” , means Pulmaquin, Lipoquin or Free Ciprofloxacin manufactured by or on behalf of Grifols that is not Supplied Product.

1.46 “Packaged Product” means the Supplied Product, packaged in any of the forms set forth on Exhibit B and as may be amended in writing by the Parties from time to time.

1.47 “Party” or “Parties” has the meaning ascribed to it in the preamble hereto.

1.48 “Patents” means, collectively, (a) pending patent applications (and patents issuing therefrom), issued patents, regional patents, utility models and designs; and (b) reissues, divisions, substitutions, confirmations, renewals, extensions, provisionals, registrations, validations, re-exanimations, additions, continuations, continued prosecution applications, continuations-in-part, divisionals, or any Supplementary Protection Certificates or restoration of patent terms of or to any patents, patent applications, utility models or designs, in each case being enforceable within the applicable territory.

1.49 “Payments” has the meaning ascribed to it in Section 4.2(a).

1.50 “Permitted Subcontractor” has the meaning ascribed to it in Section 2.1(d).

1.51 “Permitted Subcontractor Agreement” means the Sigma Tau Agreement and any other agreement between Aradigm and a Permitted Subcontractor, including the associated quality agreement.

1.52 “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.53 “Prior NDA” means that certain Mutual Non-Disclosure Agreement between the Parties dated April 19, 2012.

1.54 “Process” or “Processing” shall mean the act of manufacturing, handling, storing, analyzing, testing, packaging, inspecting, labeling and preparing for shipment of Supplied Product.

1.55 “Pulmaquin” means Aradigm’s proprietary inhaled liposomal and free ciprofloxacin product, comprising a mixture of Lipoquin and Free Ciprofloxacin as defined in the applicable Aradigm regulatory filing with the Compliant Regulatory Authority.

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1.56 “Purchase Price” has the meaning ascribed to it in Section 4.1(b).

1.57 “Quality Agreement” has the meaning ascribed to it in Section 3.8.

1.58 “Recipients” has the meaning ascribed to it in Section 8.1.

1.59 “Regulatory Approval” means any approvals, licenses, registrations or authorizations necessary for the marketing, manufacture, use, storage, import, transport, or sale of the Supplied Products in a given country 01· regulat01y jurisdiction in the Territory, which shall include satisfaction of a1I applicable regulatory and notification requirements, but which shall exclude any pricing and reimbursement approvals.

1.60 “Regulatory Authority” means the FDA or any corollary agency involved in the Regulatory Approval process in any other country or jurisdiction in the Territory, including the EMA in the EU.

1.61 “Required Labeling Documentation” has the meaning ascribed to it in Section 2.l(c).

1.62 “Required Manufacturing Changes” has the meaning ascribed to it in Section 3.2.

1.63 “Rolling Forecast” has the meaning ascribed to it in Section 2.2(a).

1.64 “Second Source” has the meaning ascribed to it in Section 2.4.

1.65 “Selected Termination” has the meaning ascribed to it in Section 9.3(a).

1.66 “Sigma Tau Agreement” has the meaning ascribed to it in the recitals hereto.

1.67 “Specifications” means the applicable specifications for manufacturing, storage, testing, packaging and labeling of a Supplied Product as set forth in Exhibit A, as may be amended from time to time pursuant to Section 3.2 and the Quality Agreement.

1.68 “Stability Product” has the meaning ascribed to it in Section 3.4.

1.69 “Standard Operating Procedures” or “SOP” means written procedures requiring uniform performance of specific functions, or uniform use of specific equipment or resources to ensure data, analysis and manufacturing quality and uniformity agreed between Aradigm and a Permitted Subcontractor.

1.70 “Supplied Product” means Pulmaquin, Lipoquin or Free Ciprofloxacin manufactured by Sigma Tau or another Permitted Subcontractor.

1.71 “Supply Failure” means any period that the circumstances below in clause (a) or (b) have occurred twice within a six (6) month period or three (3) times within a twelve (12) month period until neither of the circumstances below in clause (a) or (b) has occurred for a period of at least six (6) months: (a) the failure of Aradigm or its Permitted Subcontractor to accept a Firm Order in accordance with the most recent Rolling Forecast; or (b) a Late Delivery of a Batch.

1.72 “Technology Transfer” means the transfer to Grifols by Aradigm or any Third Party designated by Aradigm of the full and complete Standard Operating Procedures, all tangible and intangible information relating to the process of manufacturing Supplied Product, including all documents, manufacturing instructions, specifications, and any other relevant documentation, and all relevant manufacturing know-how, licenses and materials (including raw materials specifications), in each case that relates to Supplied Product and Aradigm or its Affiliates, as applicable, controls or has the right to license at any time during the Term and that is necessary to enable Grifols or its designee to manufacture Manufactured Product in accordance with the Specifications, and

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to comply with applicable regulatory requirements (including obtaining any necessary regulatory approvals, conducting any required studies and developing any other regulatory documentation) and all Applicable Laws in connection with such transfer.

1.73 “Term” has the meaning ascribed to it in Section 9.1.

1.74 “Territory” means worldwide.

1.75 “Third Party” means any entity other than Grifols, Aradigm or any Affiliate of Grifols or Aradigm.

1.76 “Third Party Claims” has the meaning ascribed to it in Section 7.1.

1.77 “United States” means the United States of America, including its territories, possessions and Puerto Rico.

ARTICLE 2 — SUPPLY OF SUPPLIED PRODUCT

2.1 Sale and Purchase of the Supplied Product.

(a) Aradigm shall supply and sell to Grifols, and Grifols shall purchase from Aradigm, subject to Section 2.6, one hundred percent (100%) of Grifols’ requirements for the Supplied Product in the form of Packaged Product for use in the Territory under the License Agreement, pursuant to Firm Orders submitted by Grifols to Aradigm from time to time in accordance with Section 2.2, at a Purchase Price determined in accordance with Section 4.1.

(b) Aradigm shall manufacture, store, test, package and label Supplied Product in conformity with the applicable Specifications for such Supplied Product and in compliance with all applicable Law, including cGMP, and the terms and conditions of this Agreement, the associated Permitted Subcontractor Agreement and the Quality Agreement. References in this Agreement to “Aradigm shall” or “Aradigm will” or similar wording describing manufacturing and supply obligations and activities of Aradigm shall be deemed to include reference to Permitted Subcontractors (e.g., “Aradigm shall, itself or using a Permitted Subcontractor”). In the event of a conflict between a Permitted Subcontractor Agreement and this Agreement with regard to the manufacture, storage, testing, packaging, labeling or supply of Supplied Product by the applicable Permitted Subcontractor, the Permitted Subcontractor Agreement will govern.

(c) Grifols shall control the configuration and type of physical labeling and packaging, excluding the regulatory elements of labeling and package inserts (and any revisions thereto), for each Supplied Product and Manufactured Product in the Territory and shall have the responsibility, at Grifols’ expense, which expense shall be commercially reasonable and documented, for any revisions thereto; provided, however, that Grifols shall provide Aradigm with drafts of the initial label and package configuration and all subsequent revisions intended for submission to the applicable Regulatory Authority to obtain its approval for review and comment at least twenty (20) Business Days prior to submission. Grifols shall consider Aradigm’s comments in good faith and will comply with any requirements of any Regulatory Authority regarding labeling and packaging. As per the regulatory elements of labeling and package inserts, Aradigm shall consider Grifols’ comments in good faith. For the avoidance of doubt, Aradigm shall have the final decision as to all label and package content (including the configuration and type of physical labeling and packaging) submitted to the applicable Regulatory Authority for its approval. With respect to the initial content and type of labeling and packaging approved by the applicable Regulatory Authority and any subsequent revisions for each Supplied Product, Aradigm shall implement such labeling and packaging as soon as reasonably practicable following its receipt of the required documentation specifying the content to be included in the labeling and packaging including all necessary photo-ready art (the “Required Labeling Documentation”) with respect thereto from Grifols. Aradigm shall ship Supplied Product

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pursuant to the initial Firm Order with such labeling and packaging as soon as reasonably practical (or, if later, its first Batch run following the approval of the change by the Permitted Subcontractor and availability of the revised labeling and packaging materials) following Aradigm’s receipt of such Required Labeling Documentation; and provided further, that the Firm Order is submitted by Grifols to Aradigm in accordance with Section 2.2(b).

(d) Subject to any legal requirements under applicable Law, Aradigm has engaged and may in the future engage subcontractors and suppliers to manufacture, store, test, package and label the Compound and the Supplied Product or otherwise perform some or all of Aradigm’s obligations under this Agreement, including Sigma Tau under the existing Sigma Tau Agreement; provided, however that Aradigm shall obtain Grifols’ prior written consent to the selection of each such additional subcontractor or supplier directly contracted by Aradigm (each, including Sigma Tau, a “Permitted Subcontractor”) and the approval of each additional agreement between Aradigm and such additional subcontractor or supplier, such consent not to be unreasonably withheld or delayed. Aradigm shall not, and shall not permit any Permitted Subcontractor to, change the facility at which it manufactures, stores, tests, packages or labels the Compound or Supplied Product, as applicable, to the extent that it impacts the manufacture of the Supplied Product without Grifols’ prior written consent, such consent not to be unreasonably withheld or delayed, except no consent is required for any change in accordance with any Permitted Subcontractor Agreement previously approved in writing by Grifols or if failure to make such change would cause Aradigm to breach this Agreement or cause a Supply Failure. Aradigm shall not amend or otherwise modify any Existing Manufacturing Agreement (including to extend the term thereof) without the prior written consent of Grifols, such consent not to be unreasonably withheld or delayed, except no consent is required to extend an Existing Manufacturing Agreement if such failure to extend the Existing Manufacturing Agreement would cause Aradigm to breach this Agreement or cause a Supply Failure.

(e) At all times during the Term, Aradigm shall, in accordance with this Agreement and the License Agreement, maintain as safety stock an amount of Compound usable to manufacture, store, test, package and label the Supplied Products hereunder equal to the amount of Compound necessary to manufacture, store, test, package and label the aggregate quantity of the Supplied Products as agreed by Grifols and stated in the Sigma-Tau Agreement.

2.2 Forecasts; Firm Orders.

(a) Grifols shall submit to Aradigm within one hundred eighty (180) days following execution of this Agreement, and in any event not later than nine (9) months prior to the anticipated First Commercial Sale, and thereafter no later than the fifth (5th) Business Day of every month during the Term, (i) an eighteen (18) month rolling forecast (“Rolling Forecast”) organized by months and Supplied Product stock keeping units setting forth the quantities of each Supplied Product in whole Batches that Grifols expects to purchase from Aradigm during the eighteen (18)-month period commencing with the beginning of said month and (ii) a thirty- six (36) month rolling forecast (“Long Range Forecast”) organized by months (except for the last twelve (12) months of each Long Range Forecast, which shall be organized as one twelve (12)- month period) and Supplied Product stock keeping units setting forth the quantities of each Supplied Product that Grifols expects to purchase from Aradigm in whole Batches during the thirty six (36)-month period commencing with the beginning of said month.

Grifols shall make all Rolling Forecasts and Long Range Forecasts in good faith given market and other information available to Grifols. Each Rolling Forecast shall constitute a binding commitment of Grifols to purchase the percentages of Supplied Products set forth below pursuant to Firm Orders issued in accordance with Section 2.2(b), notwithstanding any change in the quantity of a Supplied Product specified in a subsequent Rolling Forecast. Except as set forth below, each Long Range Forecast shall be non-binding on Grifols. Grifols

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shall be required to purchase at least that percentage of the quantity of each of the Supplied Products specified in the Forecast as follows:

Period of the Rolling Forecast	Percentage of the aggregate amount of Supplied Product that Grifols is required to purchase for such period
First Three Months	At least 100%
Fourth Month	At least 75%

For clarity, months five (5) through eighteen (18) of each Rolling Forecast and months five (5) through thirty-six (36) of each Long Range Forecast shall be made in good faith given market and other information available to Grifols for information and planning purposes only.

(b) Grifols shall purchase Supplied Product solely by Firm Orders for such Supplied Product. Grifols may submit Firm Orders for quantities of Supplied Product up to one hundred twenty-five percent (125%) in excess of the quantity set forth in the binding portion of the Rolling Forecast most recently submitted for such month; provided, however, that if, with respect to any month, Grifols orders any Supplied Product in excess of one hundred twenty-five percent (125%) of the quantity set forth in the binding portion of the Rolling Forecast most recently submitted for such month, Aradigm shall use Commercially Reasonable Efforts to supply such excess but shall not be liable for its inability to do so.

(c) No terms and conditions contained in any Firm Order, acknowledgment, invoice, bill of lading, acceptance or other preprinted form issued by either Party shall be effective to the extent they are inconsistent with or modify the terms and conditions contained herein. Grifols shall submit each such Firm Order to Aradigm in connection with its submission of the Rolling Forecast for which the month in which Grifols desires delivery of the Supplied Product is the third month of such Rolling Forecast including the destination for delivery of such Supplied Product. Aradigm shall, within ten (10) Business Days after Aradigm receives each Firm Order submitted in accordance with the foregoing sentence, accept in writing such Firm Order or reject it to the extent it does not comply with any of the terms or conditions of this Agreement. Subject to any other term or condition of this Agreement, Grifols shall be obligated to purchase, and Aradigm shall be obligated to deliver by the required delivery date set forth therein, such quantities of each Supplied Product as are set forth in each Firm Order. If Grifols requests changes to any Firm Order previously submitted by Grifols, including any increases or decreases in quantity of Supplied Product, required delivery date or form of Supplied Product, Aradigm shall use Commercially Reasonable Efforts to comply with such changes but shall not be liable for its inability to do so or any costs associated with such change, and Grifols shall be responsible for all costs associated with such change.

(d) Aradigm shall promptly notify Grifols in writing if at any time Aradigm has reason to believe that Aradigm will not be able to (i) fill a Firm Order for any Supplied Product in accordance with the delivery schedule specified therein by Grifols and pursuant to the terms and conditions of this Agreement and the Quality Agreement, or (ii) supply Supplied Product to Grifols in satisfaction of the most recent Rolling Forecast, which notice in either case shall provide Grifols with information on the extent of the expected shortfall of supply. Upon such notice of a supply problem, or in any event upon Aradigm’s failure to satisfy, within the delivery time frame specified by Grifols, a portion of the Supplied Product ordered by Grifols in compliance with this Agreement and the Quality Agreement, Grifols and Aradigm will immediately meet and work together, in good faith, to identify an appropriate resolution to the supply problem. Any agreed resolution to the supply problem will be set forth in writing and the Parties will use Commercially Reasonable Efforts to execute it. Compliance by Aradigm with this Section 2.2(c) shall not relieve Aradigm of any other obligation or liability under this Agreement, including any obligation or liability under clause (e), (f) and (g) below.

(e) If Aradigm fails to deliver the full quantity of any Supplied Product specified in a Firm Order by the required delivery date specified therein and in conformity with the applicable Specifications, the Parties will

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follow the actions and remedies that are outlined in the Permitted Subcontractor Agreement between Aradigm and the Permitted Subcontractor, to ensure continuity of supply, then Grifols may, at its option:

(i) cancel all or any portion of such Firm Order with respect to such Supplied Product, in which event Grifols shall have no liability with respect to the portion of such Firm Order so; and/or as appropriate.

(ii) accept late delivery of any non-cancelled portion of such Firm Order with respect to such Supplied Product, in which event the Purchase Price otherwise payable by Grifols with respect to all Supplied Product accepted by Grifols under such Firm Order that is Late Delivered shall be reduced by one percent (1.0%) of the original Purchase Price per day for each day after a term of five (5) Business Days from the delive1y date specified in an accepted Firm Order has elapsed and until, but not including, the date on which Aradigm has delivered one hundred percent (100%) of the quantity of Supplied Product under such Firm Order; provided that in no event will the Purchase Price be reduced to less than eighty percent (80%) of the original Purchase Price.

(f) If Aradigm fails to deliver Supplied Product, and such failure is due to the failure of the Permitted Subcontractor to deliver Supplied Product to Aradigm in accordance with Firm Order, Aradigm shall procure Supplied Product from the Second Source, if available at such time, in order to fill Grifols’ Firm Order; provided that in the event there has been a Supply Failure or Grifols reasonably believes following previous failures to meet Firm Orders or quality-related concerns there is likely to be a Supply Failure, Grifols may, without waiving any other rights Grifols may have at law or in equity, manufacture Manufactured Product itself or through a third party manufacturer as provided in Section 2.5.

(g) In no event will Section 2.2(e) apply in the case of any failure of Aradigm to deliver Supplied Product if such failure is due to actions taken by Aradigm in accordance with prior written instructions provided by Grifols or failure of Grifols to provide instructions, including, without limitation, packaging changes requested by Grifols as described in Section 2.3(a) or 2.l(c).

2.3 Shipment and Delivery.

(a) Aradigm shall deliver to Grifols the Supplied Product ordered pursuant to a Firm Order by the required delive1y dates therefor DDP the destination indicated by Grifols in the applicable Firm Order. Title and risk of loss for each Firm Order of the Supplied Product will pass to Grifols at the time of delivery of the Supplied Product to the applicable destination. Aradigm shall package each Supplied Product for shipment in accordance with the SOPs, which shall be previously approved by Grifols in writing, at least six months prior to such Firm Order. The SOPs shall be customary and reasonable in the pharmaceutical industry with respect to similarly situated products including shipping validation, unless otherwise specified in writing by Grifols in which event Aradigm shall package each Supplied Product for shipment in accordance with such instructions and any commercially reasonable, documented external costs incurred by Aradigm on account of the packaging changes requested by Grifols shall be promptly reimbursed by Grifols.

(b) Prior to shipment, Aradigm’s Permitted Subcontractors shall perform release testing for the Supplied Product pursuant to the Specifications, cGMP, the Quality Agreement and the Permitted Subcontractor Agreement.

2.4 Second Source. Aradigm shall, subject to Grifols’ prior written consent, (a) engage and qualify one or more contract manufacturers as Permitted Subcontractors to act as a second source contract manufacturer(s), to manufacture and supply Packaged Product (each a “Second Source”) by the date three (3) months after the first Regulatory Approval for the Supplied Product, then entering into a supply agreement and quality agreement with such Second Source that is commercially reasonable and consistent with the Sigma Tau Agreement and ensure it is approved by appropriate Regulatory Authorities and (b) keep such Second Source (or a subsequently-licensed Second Source) qualified to manufacture and supply Packaged Product to Aradigm during the Term. Following

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engaging and qualifying a Second Source, Aradigm will provide a timeline, agreement, quality agreement, budget for the regulatory approval of such second source and the price of Supplied Product from the Second Source. Following approval by Grifols of the Second Source, such approval not to be unreasonably withheld, Aradigm will use Commercially Reasonable Efforts to gain regulatory approval of such Second source to provide Supplied Product in accord with the Rolling Forecast. All costs associated with gaining Regulatory Approval of the Second Source will be borne by Grifols but shall not exceed the agreed budget without written approval from Grifols. Such costs will be invoiced to Grifols in accord with the payment schedule agreed in the budget provided to Grifols by Aradigm and paid within thirty (30) days of receipt of an invoice by Grifols.

2.5 Grifols Step-In Right. Aradigm acknowledges and agrees that during the Term or after the Term for so long as Grifols has the right to promote and sell Supplied Product in the Territory under the License Agreement, Grifols or any person or entity designated by Grifols (including an Affiliate of Grifols) may manufacture, store, test, package and label such quantities of Manufactured Product (including any intermediate or component thereof) as shall be reasonably necessary or appropriate solely to permit Grifols or such designee(s) to exercise the limited non-exclusive manufacturing rights granted to it under Section 2.1 of the License Agreement. Upon Grifols’ request in connection with its exercise of its rights under this Section 2.5, Aradigm shall, and shall cause its Affiliates and Permitted Subcontractors to, commence and implement the obligations under the Permitted Subcontractor Agreements for existing Permitted Subcontractors or the Technology Transfer pursuant to this Agreement. Likewise, in connection with the exercise of Grifols’ rights under this Section 2.5 and if necessary, Aradigm shall assign to Grifols any and all approvals, licenses, registrations or authorizations necessary for the marketing, manufacture, use, storage, import, transport, or sale of the Supplied Product to the extent assignable with Grifols to bear the expense of any such assignment; provided, however, that Aradigm shall not be required to assign any such approvals, licenses, registrations or authorizations that are necessary for Aradigm to continue to manufacture Supplied Products, or any components thereof, either for supply to Grifols under this Agreement or use by or on behalf of Aradigm in the exercise of its retained rights under Section 2.1of the License Agreement to manufacture and Develop Aradigm Products (as such terms are defined in the License Agreement). Should Grifols exercise its rights set forth in this Section 2.5, Grifols shall use Commercially Reasonable Efforts to supply Aradigm with Compound for Bio- Defense Applications under terms and conditions equivalent to the terms of this Agreement, the License Agreement and the Quality Agreement and a purchase price of COGS + 5% as defined in Section 4.1(a). In such circumstances, Grifols will provide Aradigm with all information required by Regulatory Authorities for Bio-Defense Applications. Should Grifols exercise its rights set forth in this Section 2.5, Grifols shall have sole responsibility and liability with respect to the manufacture, storage, testing, packaging and labeling of all quantities of Manufactured Product (including any intermediate or component thereof) by Grifols or its Affiliates or any third party contractor engaged by Grifols or its Affiliates (which may include a Permitted Subcontractor), and Aradigm shall have no responsibility or liability with respect to such activities or such Manufactured Product after Grifols completes this transition.

2.6 Supply Chain Communications. No later than the tenth (10th) Business Day of each quarter during the Term (or such other timing agreed by the Parties in light of timing under the applicable Permitted Subcontractor Agreement), Aradigm shall provide Grifols a brief report (in a format reasonably agreed by the Parties) that details the inventory held by a Permitted Subcontractor on behalf of Aradigm of the Compound designated for use in the Supplied Product. No later than the twentieth (20th) day of each quarter during the Term (or such other timing agreed by the Parties in light of timing under the applicable Permitted Subcontractor Agreement), Aradigm and Grifols shall have a sales and operations planning meeting at which the Parties will exchange information regarding forward looking demand forecasts, inventories, supply and capacity assessments, anticipated shortages of component/Compound/ raw material, future order supply performance management and other supply chain concerns. This meeting will be used to inform and remedy any anticipated future issues. The operational, day- to-day issues will be managed via ad hoc communications (by phone or email) between Grifols and Aradigm, as soon as such issues are recognized. To the above extent, prior to the initiation of any commercial activity, each Party shall designate a specific qualified individual who will (i) become the primary contact between the Parties to coordinate the communications derived from or under this Agreement and ensure its full implementation and (ii) ensure that both Parties act in good faith to maintain continuity of supply under

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all circumstances that are common to the industry and make Commercially Reasonable Efforts to resolve such issues. Aradigm will use Commercially Reasonable Effort to maximize the remaining shelf life of any Supplied Product.

2.7 Knowledge Transfer. Promptly after the Effective Date, the Parties shall prepare and agree on a written knowledge transfer plan which will be sufficient to allow for the transfer of the reasonably necessary knowledge to Grifols for the purposes of understanding the manufacturing process of Supplied Product. Grifols will reimburse Aradigm for all internal Aradigm costs and third party costs associated with the preparation and implementation of the knowledge transfer plan. Fm clarity, this requirement is merely to prepare a knowledge transfer plan, not to conduct complete technology transfer from Aradigm to Grifols, unless and until the provisions of Section 2.5 are triggered. The scope of the transfer plan and the associated preparation costs are provided in Exhibit 3.

ARTICLE 3 — REGULATORY AND QUALITY MATTERS

3.1 Regulatory Responsibility. Subject to the terms of this Agreement and the License Agreement, all matters in the Territory regarding obtaining and supporting Regulatory Approval of the Supplied Product, and manufacturing, storing, testing, packaging and labeling of the Supplied Product in compliance with the applicable Specifications for the Supplied Product and applicable Law (including cGMP), shall be the responsibility of, and shall remain under the control of Aradigm. Each Party shall promptly (within three (3) Business Days) provide the other Party with copies of all communications received from any Regulatory Authority concerning the Supplied Products which directly or is determined to indirectly affect or relate to the manufacturing, storing, testing, packaging or labeling thereof, and shall submit copies of all such communications and any filings that directly or indirectly affect or relate to the manufacturing, storing, testing, packaging or labeling of the Supplied Product to be made to any such agency for prior review and comment at least five (5) Business days prior to such submission. Each Party shall provide notice to the other Party of meetings with any Regulatory Authority, whether in person, or otherwise, which affect or relate to the manufacturing, storing, testing, packaging or labeling of the Supplied Product. Aradigm shall advise Grifols of any occurrence or new information, including that arises out of Aradigm’s manufacturing, storing, testing, packaging or labeling, which may reasonably be expected to have regulatory compliance or reporting consequences concerning Supplied Product.

3.2 Change Control. For changes to the Specifications or manufacturing processes that are required by applicable Laws (collectively, “Required Manufacturing Changes”) and replacement of equipment, Aradigm and Grifols shall cooperate in making such changes timely in accordance with the Quality Agreement and the applicable Permitted Subcontractor Agreements. The commercially reasonable, documented, external costs attributable to the Required Manufacturing Change, including the cost of a reasonable quantity (in light of the Forecasts submitted by Grifols) of raw materials, work-in-process, Supplied Product and packaging and labeling materials rendered obsolete as a result of any such Required Manufacturing Changes, shall be borne by Grifols. Process changes or additional regulatory filings proposed by Aradigm, Grifols or a Permitted Subcontractor and agreed by Grifols will be governed by the terms of the applicable Permitted Subcontractor Agreement and Grifols will be responsible for the cost associated with all such changes, if such changes are agreed by Grifols in writing.

3.3 Records and Release. Aradigm shall, and shall require its Affiliates and each Permitted Subcontractor to, keep complete, accurate and authentic accounts, notes, data and records of the work performed under this Agreement and shall maintain complete and adequate records pertaining to the methods and facilities used by it for the manufacture, storage, testing, packaging and labeling of Supplied Product in accordance with applicable Law, including cGMP, and the terms and conditions of this Agreement and the Quality Agreement. Aradigm shall provide Grifols with a copy of a Certificate of Analysis with each batch of Supplied Product delivered to Grifols, as set forth in the Quality Agreement.

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3.4 Stability Testing. Aradigm shall, and shall require its Affiliates and each Permitted Subcontractor to (a) take and maintain quality control and stability samples of all Supplied Product delivered to Grifols (collectively, the “Stability Product”), and (b) testing stability samples of all Stability Products, in each case ((a) and (b)) in accordance with the Quality Agreement and the Permitted Subcontractor Agreement. Aradigm shall promptly provide data resulting from stability testing related to the Stability Products for distribution in the Territory to Grifols as such information becomes available, including any discovery of any negative or adverse trending in stability data. The costs of stability testing will be invoiced to Grifols on a quarterly basis and will be paid by Grifols.

3.5 Government Inquiries. Upon being contacted by any Regulatory Authority for any regulatory purpose pertaining to this Agreement or to the Supplied Product, including notice of the initiation of any inquiries, notices or inspection activity by any such agency, a Party shall immediately notify the other Party and provide the other Party with (a) a reasonable description of any such inquiries and related documentation and correspondence, (b) an opportunity to comment with respect thereto and (c) if appropriate , an opportunity to participate with respect thereto to the extent such matters relate to the Supplied Product in the Territory.

3.6 Notice of Government Inspections. Each Party agrees that it will (a) advise the other Party of any requests by any Regulatory Authority for any inspections with respect to the manufacturing, storing, testing, packaging and labeling of Supplied Product, (b) provide the other Party with copies of any correspondence related thereto, and, to the extent it becomes aware of the results, observations or outcome of any inspections or audits of the facilities or operations involved in the manufacture, storage, testing, packaging or labeling of the Supplied Product conducted by any Regulatory Authority, including providing the other Party an opportunity to review and comment within three (3) Business Days with respect to any correspondence to be provided by such Party to the applicable Regulatory Authority, and (c) notify the other Party of any such information as it relates to the Supplied Product in the Territory within three (3) Business days of obtaining the information.

3.7 Recalled Supplied Product. The provisions of the License Agreement and any applicable provisions of the Quality Agreement shall govern the recall of any Supplied Product.

3.8 Quality Agreement. The Parties will enter into a reasonable and customary quality agreement within ninety (90) days after the Effective Date (the “Quality Agreement”). The Quality Agreement will include provisions with respect to, among other things, release testing, change control procedures with respect to the Specifications and the manufacturing processes for the Supplied Product, stability testing and record retention requirements. Each Party shall duly and punctually perform all of its obligations under the Quality Agreement. In the event of any conflict between terms of the Quality Agreement and the terms of this Agreement, with respect to quality-related matters, the terms of the Quality Agreement shall govern, and with respect to all other matters, the terms of this Agreement shall govern.

3.9 Quality Audits.

(a) From and after the Effective Date and with reasonable advance notice, Grifols shall have the right to inspect and audit those portions of Aradigm’s and its Affiliates’ and its Permitted Subcontractors’ facilities in accordance with Existing Manufacturing Agreements or Permitted Subcontractors Agreements executed during the Term of this Agreement in which the Supplied Product are manufactured, stored, tested, packaged or labeled to ascertain compliance with cGMP, applicable Laws, and the terms and conditions of this Agreement and the Quality Agreement; provided, however, that (i) Grifols’ representatives shall follow all security, and facility access procedures as reasonably required by Aradigm or its Affiliate or Permitted Subcontractor, as applicable, and other requirements of the applicable Permitted Subcontractor Agreement and (ii) Grifols may not exercise its right under this Section 3.9(a) more than twice in any Calendar Year (unless such inspection and audit reveals a material compliance issue, in which event Grifols shall have the right to conduct additional inspections and audits during such Calendar Year to verify that such issue has been remedied). Aradigm shall coordinate the audits with Permitted Subcontractors, and shall ensure that each Permitted Subcontractor complies with the

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provisions of this Section 3.9. Grifols will be responsible for the costs associated with a second annual inspection and audit.

(b) Aradigm shall use Commercially Reasonable Efforts to cause its Affiliates and its Permitted Subcontractors to promptly resolve any quality issues raised by any inspections in accord with existing Permitted Subcontractor Agreement.

(c) Except as otherwise set forth in this Agreement, each Party shall, at its sole cost and expense, make Commercially Reasonable Efforts to maintain in full force and effect all necessary licenses, approvals, permits and other authorizations required by applicable Law to carry out its duties and obligations under this Agreement and the Quality Agreement. Aradigm shall make Commercially Reasonable Efforts to maintain and renew all MAAs in the Territory in accordance with applicable Law and to comply with all other obligations that it has as a holder of any MAAs in the Territory.

3.10 Compliance with Law.

(a) Grifols shall use Commercially Reasonable Efforts to comply with all applicable Law with respect to its obligations under this Agreement, including with respect to its use, importation, storage, handling, distribution, promotion, marketing and sale of the Supplied Product and Manufactured Product in the Territory, and including advertising and promotion requirements, and distribution of product samples.

(b) under clause (a) above, Aradigm shall use Commercially Reasonable Efforts to comply with all applicable Law with respect to its obligations under this Agreement, including, as applicable, the applicable Laws, rules and regulations of any jurisdiction in which Aradigm manufactures, stores, tests, packages or labels, or has manufactured, stored, tested, packaged and labeled, the Supplied Product.

3.11 Regulatory Cooperation of Aradigm. Aradigm shall, and shall use Commercially Reasonable Efforts to cause each Affiliate and Permitted Subcontractor to, cooperate with any reasonable requests for assistance from Grifols with respect to Supplied Product that is in accord with Permitted Subcontractor Agreements, including by: (a) making its employees, consultants and other staff available upon reasonable notice during normal business hours to attend meetings with Regulatory Authorities concerning the Supplied Product; and (b) disclosing and making available to Grifols, in whatever form Grifols may reasonably request,all manufacturing and quality control data, chemistry, manufacturing and controls data and other information related to the Supplied Product and the manufacturing process therefor.

3.12 Labeling.

(a) Pursuant to the License Agreement and solely in respect of those countries part of the Territory in which Aradigm is not responsible for the control of any labeling and packaging activities, Grifols shall control the content and type of all such labeling and packaging, including package inserts (and any revisions thereto) for each Supplied Product worldwide and shall have the responsibility, at Grifols’ expense, for any revisions thereto. Grifols shall provide Aradigm with drafts of the label content and consider Aradigm’s comments in good faith; provided that Grifols shall have the final decision as to such label and package content submitted to the applicable Regulatory Authority for its approval. Grifols shall have sole responsibility and liability for labeling and packaging content determined by Grifols.

(b) With respect to the initial content and type of labeling and packaging approved by the applicable Regulatory Authority and any subsequent revisions for each Supplied Product, Aradigm shall implement such labeling and packaging as soon as reasonably practicable following Aradigm’ s receipt of the required documentation specifying the content to be included in the labeling and packaging, including all necessary photo-ready art, with respect thereto from Grifols.

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ARTICLE 4 — PRICE AND PAYMENT TERMS

4.1 Purchase Price.

(a) Grifols shall pay Aradigm a purchase price for each conforming quantity of Supplied Product delivered hereunder as detailed below in subsection (b). “COGS” means, with respect to a Supplied Product, Aradigm’s documented, actual, external out-of-pocket costs, including costs paid to a Permitted Subcontractor, to have such Supplied Product manufactured, stored, tested, packaged and labeled (including the cost of the compound), excluding (i) any indirect taxes and (ii) any amounts payable by Aradigm to a third party due to Aradigm’ s gross negligence or willful misconduct.

(b) The purchase price (the “Purchase Price”) for Supplied Product delivered hereunder shall be equal to the greater of (a) COGS + 5% with respect to such Supplied Product or (b) COGS + 2.5% with respect to such Supplied Product plus $250,000 per calendar month.

(c) At least ninety (90) days prior to the first day of each Calendar Year, Aradigm shall notify to Grifols in writing of the COGS for each Supplied Product for such Calendar Year, which notice shall set forth in reasonable detail each cost that is included in the COGS calculation within the Purchase Price. Upon Grifols’ request, Aradigm shall provide copies to Grifols of all documentation relating to the Purchase Price, including, but not limited to, documentation provided by Sigma Tau with respect to any manufacturing costs.

(d) Aradigm shall use Commercially Reasonable Efforts to cause the COGS for any Supplied Product supplied by Aradigm hereunder to be as low as possible.

4.2 Taxes.

(a) The Purchase Price and other amounts payable by Grifols to Aradigm pursuant to this Agreement (“Payments”) shall not be reduced on account of any taxes unless required by applicable Law. Aradigm alone shall be responsible for paying any and all taxes (other than withholding taxes required by applicable Law to be paid by Grifols) levied on account of, or measured in whole or in part by reference to, any Payments it receives. Grifols shall deduct or withhold from the Payments any taxes that it is required by applicable Law to deduct or withhold. Notwithstanding the foregoing, if Aradigm is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding tax, it may deliver to Grifols or the appropriate Governmental Authority (with the assistance of Grifols to the extent that this is reasonably required and is expressly requested in writing) the forms (completed in a manner satisfactory to Grifols) necessary to reduce the applicable rate of withholding or to relieve Grifols of its obligation to withhold tax, and Grifols shall apply the reduced rate of withholding, or dispense with withholding, as the case may be, provided that Grifols has received evidence, in a form satisfactory to Grifols, of Aradigm’ s delivery of all applicable forms (and, if necessary, its receipt of appropriate governmental authorization from the applicable Governmental Authority) at least fifteen (15) Business days prior to the time that the Payments are due. If, in accordance with the foregoing, Grifols withholds any amount, it shall pay to Aradigm the balance when due, make timely payment to the proper taxing authority of the withheld amount, and send to Aradigm proof of such payment as soon as reasonably practicable following that payment.

4.3 Freight and Insurance. In addition to the Purchase Price, Grifols shall pay all actual freight and insurance expenses incurred by Grifols in connection with the sale and shipment of the Supplied Product. Aradigm shall be responsible for any shipping liability to Grifols, for which Aradigm shall procure sufficient insurance for such shipping liability. Grifols shall be responsible for the payment of all duties, shipping charges and insurance related to delivery of Supplied Product that are incurred by Aradigm, which costs shall be set forth in invoices submitted to and paid by Grifols pursuant to Section 4.4.

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4.4 Payments.

(a) Upon each delivery of Supplied Product in accordance with Section 2.3, Aradigm shall promptly submit an invoice to Grifols. All invoices and payments for the Supplied Product shall be in United States dollars by wire transfer to an account designated in writing by Aradigm. Grifols shall pay the invoice within thirty (30) days after receipt of a correct invoice unless such invoice is disputed in accord with this Agreement, in which case Grifols shall make payment of the undisputed portion of such invoice and the Parties shall promptly discuss the disputed portion of such invoice in order to resolve the matter as quickly as possible.

(b) If an inconsistency between any invoice and this Agreement exists, the terms of this Agreement shall control.

4.5 Interest Charges. If a Party does not receive payment of any sum due to it on or before the due date, simple interest shall thereafter accrue on the sum due until the date of payment at the per annum rate of one and one half percent (1.5%) over the then current prime rate reported in The Wall Street Journal or the maximum rate allowable by applicable Law, whichever is lower.

4.6 Records. Each Party shall maintain complete and accurate records in sufficient detail to permit the other Party to confirm the accuracy of the calculation of payments hereunder. Each Party shall have the right to audit such records in accordance with Section 4.7.

4.7 Audits. For a period of two (2) years from the end of the Calendar Year in which a payment was due hereunder, upon thirty (30) days prior notice, each Party (the “Audited Party”) shall make such records relating to such payment available, during regular business hours and not more often than once each Calendar Year, for examination by an independent certified public accountant selected by the other Party (the “Auditing Party”) and reasonably acceptable to the Audited Party, for the purposes of verifying compliance with this Agreement and the accuracy of the financial reports and/ or invoices furnished pursuant to this Agreement. The results of any such audit shall be shared by the auditor with both Parties and shall be considered Confidential Information of both Parties. Any amounts shown to be owed by either Party to the other shall be paid within thirty (30) Business days from the auditor’s report, plus interest (as set forth in Section 4.5) from the original due date. The Auditing Party shall bear the full cost of such audit unless such audit discloses a deficiency in the Audited Party’s payments of greater than five percent (5%), in which case the Audited Party shall bear the full cost of such audit.

ARTICLE 5 — INSPECITON OF SUPPLIED PRODUCT

5.1 Inspection by Grifols. Grifols may inspect and analyze the Supplied Product delivered to Grifols for purposes of determining whether the Supplied Product meet the applicable Specifications at the time of delivery (such Supplied Product, “Acceptable Supplied Product”). Grifols shall notify Aradigrn in writing within thirty (30) Business days from the date of delivery to the destination specified by Grifols (or within thirty (30) Business days after discovery that any Supplied Product was not Acceptable Supplied Product at the time of delivery for reasons that could not reasonably have been detected by Grifols on delivery) of any Supplied Product or portion thereof which Grifols is returning because it is not an Acceptable Supplied Product, including documentation of the reasons therefor.

5.2 Disputes Over Supplied Product. If Aradigm, after good faith consultation with Grifols, disputes any determination by Grifols that a Supplied Product is not an Acceptable Supplied Product, then representative samples of such Supplied Product shall be f01warded to an independent Third Party laboratory jointly selected by Aradigrn and Grifols with consideration of the Permitted Subcontractor if necessary, in their reasonable discretion, for analysis, which analysis shall be performed in compliance with industry standards and applicable Law for re- testing of pharmaceutical products. The findings of such Third Party laboratory regarding whether

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the Supplied Product was an Acceptable Supplied Product shall be binding upon the Parties. The cost of such analysis by such Third Party laboratory shall be borne by the Party whose analysis was not substantiated by the findings of such Third Party laboratory.

5.3 Replacement of Supplied Product That Are Not Acceptable Supplied Product. Aradigm shall, at Grifols’ option, either replace any Supplied Product order or portion thereof which is not Acceptable Supplied Product as soon as reasonably practicable at Aradigm’s cost and expense, including shipping costs (provided that, if Grifols has not already paid for the rejected Supplied Product, Grifols shall pay for the replacement Supplied Product), or promptly apply a credit against the next payment of Purchase Price due under this Agreement or refund to Grifols the payments made for such 1·eturned Supplied Product (including Grifols’ shipping costs) if Grifols has already paid for the rejected Supplied Product. At the sole option of Aradigm, said Supplied Product may be returned to Aradigm, at Aradigm’s expense including shipping costs, 01· destroyed in an environmentally acceptable manner, in accordance with applicable Law, at Aradigm’s expense and as agreed in writing by Aradigm prior to such destruction.

ARTICLE 6 — REPRESENTATIONS AND WARRANTIES

6.1 Mutual Representations and Warranties. Each Party represents and warrants to the other Party as of the Effective Date as follows: (a) it is a duly organized and validly existing corporation or limited partnership under the laws of its jurisdiction of incorporation or formation; (b) it has full corporate or partnership power and authority and has taken all corporate or partnership action necessary to enter into and perform this Agreement; (c) the execution and delivery of this Agreement and the performance of its obligations hereunder do not violate, conflict with, or constitute a default or require any consent under its charter or similar organization document, its by-laws or partnership agreement, or the terms or provisions of any material agreement or other instrument to which it is a party or by which it is bound, or any order, award, judgment or decree to which it is a party or by which it is bound; and (d) this Agreement is its legal, valid and binding obligation, enforceable against it in accordance with the terms and conditions hereof, subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered in a proceeding at law or equity. Each Party covenants to the other Party that it will not enter into any agreement or other instrument that would conflict with its obligations under this Agreement.

6.2 Aradigm Representations and Warranties.

(a) Aradigm represents and warrants to Grifols that at the time each Supplied Product is delivered to Grifols such Supplied Product, based upon representations of the applicable Permitted Subcontractor:

(i) will meet the Specifications therefor;

(ii) will have been manufactured, stored, tested, packaged and labeled in accordance with the applicable Specifications, including cGMP;

(iii) will have remaining shelf life of no less than fifteen (15) months for Supplied Products delivered within the USA, and will have remaining shelf life of no less than fourteen (14) months for Supplied Product delivered outside the USA; and

(iv) will not be (A) adulterated, (B) labeled, packaged, treated, processed, sold or advertised in a manner that is false, misleading or deceptive or is likely to create an erroneous impression, or (C) manufactured, stored, tested, packaged or labeled under unsanitary conditions, within the meaning of Sections 8, 9, and 11, respectively, of the Act, or any other applicable Law.

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(b) Aradigm has (and will use Commercially Reasonable Efforts to maintain, at all relevant times throughout the Term of this Agreement), all rights, approvals, consents, qualifications, and registrations reasonably required for Aradigm to perform its obligations under this Agreement and the Quality Agreement.

(c) Aradigm represents, covenants and warrants to Grifols that Aradigm, and each Aradigm owner, director, employee and agent, and to Aradigm’ s Knowledge each Aradigm vendor is not, has not been and shall not be excluded, disqualified, or debarred by any Governmental Authority for any purpose pursuant to applicable Law. All Permitted Subcontractors (and each respective owner, director, employee and agent thereof) must provide an equivalent representation to Aradigm prior to approval of a Permitted Subcontractor Agreement by Grifols. Aradigm shall immediately notify Grifols in the event of any failure or likely failure to comply with the representations, covenants and warranties set forth in this Section 6.2(c), but in any event within three (3) Business days.

6.3 Grifols Representations and Warranties. Grifols represents and warrants to Aradigm as of the Effective Date that:

(a) Grifols shall at all times handle, warehouse, store, market, sell, distribute and otherwise dispose of the Supplied Product in the Territory in accordance with customary industry practice and in compliance with all applicable Laws, Regulatory Approvals, Specifications and cGMP; and

(b) Grifols has, or will obtain, all applicable licenses, registrations and permits necessary to take control of, handle, warehouse, store, market, sell and distribute and otherwise dispose of such Supplied Product in the Territory.

6.4 Disclaimer. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT OR ANY OTHER AGREEMENT BETWEEN THE PARTIES, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON- INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY, AND ALL IMPLIED REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY DISCLAIMED.

ARTICLE 7 — INDEMNIFICATION AND INSURANCE

7.1 Aradigm Indemnification. Subject to the procedures set forth in Section 7.3, Aradigm shall indemnify Grifols, its Affiliates and its and their respective directors, officers, employees and agents (the “Grifols Indemnified Parties”), and defend and save each of them harmless, from and against any and all claims, lawsuits, losses, damages, liabilities, penalties, costs and expenses (including reasonable attorneys’ fees and disbursements) (collectively, “Losses”) incurred by any of them in connection with any and all suits, investigations, claims or demands of Third Parties (collectively, “Third Party Claims”) in connection with, arising from or occurring as a result of: (a) the breach or inaccuracy of any representation or warranty made by Aradigm in this Agreement or the Quality Agreement (provided that the remedy for failure of Supplied Product to meet the applicable Specifications at the time of delivery shall be as provided in Article 5); (b) the breach by Aradigm of any of its obligations under this Agreement or the Quality Agreement; (c) the negligence, recklessness or willful misconduct of any Aradigm Indemnified Party in performing any activities in connection with this Agreement or the Quality Agreement; or (d) any Third Party Claim brought by any Permitted Subcontractor due to Aradigm’s breach of the applicable Permitted Subcontractor Agreement provided that such breach was not caused by any action or inaction attributable to Grifols, in each case except for (i) those Losses for which Grifols has an obligation to indemnify any Aradigm Indemnified Parties pursuant to Section 7.2 or the License Agreement, as to which Losses Party shall indemnify the Grifols Indemnified Parties or Aradigm Indemnified Parties, as applicable, for the applicable Losses to the extent of its indemnification obligation,

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relative to the other Party, with respect to the facts underlying the applicable Third Party Claim, or (ii) Losses or claims to the extent they are solely the result of Grifols’ failure to assure proper storage, transport or use of Supplied Product after receipt by Grifols.

7.2 Grifols Indemnification. Subject to the procedures set forth in Section 7.3, Grifols shall indemnify Aradigm, its Affiliates and its and their respective directors, officers, employees and agents (the “Aradigm Indemnified Parties”), and defend and save each of them harmless, from and against any and all Losses incurred by any of them in connection with any Third Party Claims in connection with, arising from or occurring as a result of: (a) the breach or inaccuracy of any representation or warranty made by Grifols in this Agreement or the Quality Agreement; (b) the breach by Grifols of any of its obligations under this Agreement or the Quality Agreement; (c) the negligence, recklessness or willful misconduct of any Grifols Indemnified Party in performing any activities in connection with this Agreement or the Quality Agreement; (d) any action or inaction attributable to Grifols that results in a breach of a Permitted Subcontractor Agreement; or (e) the manufacture, supply, storage, transport, handling or use of Manufactured Product by Grifols or its Affiliate or any Third Party, or the storage, transport, handling or use of Supplied Product by Grifols or its Affiliate or any Third Party after delivery of such Supplied Product to Grifols; in each case except for those Losses for which Aradigm has an obligation to indemnify any Grifols Indemnified Parties pursuant to Section 7.1 or the License Agreement, as to which Losses the applicable Party shall indemnify the Grifols Indemnified Parties or Aradigm Indemnified Parties, as applicable, for the applicable Losses to the extent of its indemnification obligation, relative to the other Party, with respect to the facts underlying the applicable Third Party Claim

7.3 Indemnification Procedure.

(a) Notice of Claim. A Party seeking recovery under this Article 7 with respect to any Losses incurred by it or, in the case of Grifols, one or more Grifols Indemnified Parties, and in the case of Aradigm, one or more Aradigm Indemnified Parties (the “Indemnified Party”) shall give the indemnifying Party (the “Indemnifying Party”) prompt written notice (an “Indemnification Claim Notice”) of any claim of Loss or discovery of facts upon which such Indemnified Party intends to base a request for indemnification under Section 7.1or Section 7.2, but in no event shall the Indemnifying Party be liable for any Losses to the extent resulting from any delay in providing such notice. Each Indemnification Claim Notice shall contain a description of the claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss are known at such time). The Indemnified Party shall furnish promptly to the Indemnifying Party copies of all papers and official documents received in respect of any Losses. For the avoidance of doubt, all indemnification claims in respect of a Party, its Affiliates and its and their respective directors, officers, employees and agents shall be made solely by such Party to this Agreement.

(b) Third Party Claims. The obligations of an Indemnifying Party under this Article 7 shall be governed by and be contingent upon the following additional terms and conditions:

(i) Control of Defense. At its option, the Indemnifying Party may assume the defense of any Third Party Claim by giving written notice to the Indemnified Party within fourteen (14) Business Days after the Indemnifying Party’s receipt of an Indemnification Claim Notice with respect to such Third Party Claim. The assumption of the defense of a Third Party Claim by the Indemnifying Party shall not be construed as an acknowledgment that the Indemnifying Party is liable to indemnify any Grifols Indemnified Party or any Aradigm Indemnified Party, as applicable, in respect of such Third Party Claim, nor shall it constitute a waiver by the Indemnifying Party of any defenses it may assert against the applicable Indemnified Party’s claim for indemnification. Upon assuming the defense of a Third Party Claim, the Indemnifying Party may appoint as lead counsel in the defense of the Third Party Claim any legal counsel selected by the Indemnifying Party, which shall be reasonably acceptable to the Indemnified Party. In the event the Indemnifying Party assumes the defense of a Third Party Claim, to the extent legally permissible, the Indemnified Party shall promptly deliver to the Indemnifying Party all original notices and documents (including court papers) received by the applicable Indemnified Party in connection with such Third Party Claim. Subject to clause (ii) below, if the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified

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Party for any legal expenses subsequently incurred by such Indemnified Party in connection with the analysis, defense or settlement of the Third Party Claim. In the event that it is ultimately determined that the Indemnifying Party is not obligated to indemnify, defend or hold harmless a Grifols Indemnified Party or an Aradigm Indemnified Party, as applicable, from and against the Third Party Claim, the applicable Indemnified Party shall reimburse the Indemnifying Party for any and all costs and expenses (including attorneys’ fees and costs of suit) and any Losses incurred by the Indemnifying Party in its defense of the Third Party Claim with respect to such Grifols Indemnified Party or Aradigm Indemnified Party, as applicable.

(ii) Right to Participate in Defense. Without limiting Section 7.3(b)(i), any Indemnified Party shall be entitled to participate in, but not control, the defense of a Third Party Claim and to employ counsel of its choice for such purpose; provided, however, that such employment shall be at the Indemnified Party’s own expense unless (A) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (B) the Indemnifying Party has failed to assume the defense and employ counsel in accordance with Section 7.3(b)(i) (in which case the Indemnified Party shall control the defense) or (C) the interests of the Indemnified Party and the Indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both Parties under applicable Law, ethical rules or equitable principles.

(iii) Settlement. With respect to any Losses relating solely to the payment of money damages in connection with a Third Party Claim and that will not result in the applicable Indemnified Party’s becoming subject to injunctive or other relief or otherwise adversely affect the business of the applicable Indemnified Party in any manner, and as to which the Indemnifying Party shall have acknowledged in writing the obligation to indemnify the applicable Indemnified Party hereunder, the Indemnifying Party shall have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss, on such terms as the Indemnifying Party, in its sole discretion, shall deem appropriate. With respect to all other Losses in connection with Third Party Claims, where the Indemnifying Party has assumed the defense of the Third Party Claim in accordance with Section 7.3(b)(i), the Indemnifying Party shall have authority to consent to the entry of any judgment, enter into any settlement or othe1wise dispose of such Loss provided that it obtains the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). The Indemnifying Party shall not be liable for any settlement or other disposition of a Loss by an Indemnified Party that is reached without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). Regardless of whether the Indemnifying Party chooses to defend or prosecute any Third Party Claim, no Indemnified Party shall admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(iv) Cooperation. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the Indemnifying Party to, and reasonable retention by the Grifols Indemnified Party or the Aradigm Indemnified Party, as applicable, of, records and information that are reasonably relevant to such Third Party Claim, and making employees and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the Indemnifying Party shall reimburse the Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith.

(v) Expenses. Except as provided above, the reasonable and verifiable costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party in connection with any Third Party Claim shall be reimbursed on a Calendar Quarter basis in arrears by the Indemnifying Party, without prejudice to the Indemnifying Party’s right to contest the Grifols Indemnified Party’s or the Aradigm Indemnified Party’s, as applicable, right to indemnification and subject to refund in the event the Indemnifying

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Party is ultimately held not to be obligated to indemnify the Grifols Indemnified Party or the Aradigm Indemnified Party, as applicable.

7.4 Limitation on Damages and Liability. EXCEPT (A) IN CIRCUMSTANCES OF GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT BY A PARTY OR ITS AFFILIATES, (B) WITH RESPECT TO THIRD PARTY CLAIMS UNDER SECTIONS 7.1 OR 7.2, OR (C) WITH RESPECT TO DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE 8,NEITHER PARTY NOR ANY OF ITSAFFILIATES SHALL BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, OR FOR LOST PROFITS, WHETHER IN CONTRACT, WARRANTY, NEGLIGENCE, TORT, STRICT LIABILITY OR OTHERWISE, ARISING OUT OF OR RELATING TO ANY BREACH OF OR FAILURE TO PERFORM ANY OF THE PROVISIONS OF THIS AGREEMENT.

7.5 Insurance. Each Party shall have and maintain during the Term the types and amounts of insurance set forth in Section 10.5 of the License Agreement.

ARTICLE 8 — CONFIDENTIAL INFORMATION

8.1 Confidential Information. Except to the extent permitted by this Agreement or the License Agreement and subject to the provisions of Sections 8.2 and 8.3, at all times during the Term and for five (5) years following the expiration or termination hereof, (or such longer period as provided in Article 11of the License Agreement) the receiving Party (a) shall keep completely confidential and shall not publish or otherwise disclose any Confidential Information furnished to it by the disclosing Party, except to those officers, directors, employees, representatives or consultants of the receiving Party and its Affiliates (including in the case of Aradigm, Permitted Subcontractors and their officers, directors, employees, representatives or consultants) who have a need to know such information (collectively, “Recipients”) to perform such Party’s obligations, or exercise such Party’s rights, hereunder (and who shall be advised of the receiving Party’s obligations hereunder and who are bound by confidentiality obligations with respect to such Confidential Information consistent with those set forth in this Agreement) and (b) shall not use any Confidential Information of the disclosing Party directly or indirectly for any purpose other than performing its obligations, or exercising its rights, under this Agreement, the Quality Agreement or the License Agreement.

8.2 Exceptions to Confidentiality. The receiving Party’s obligations set forth in this Agreement shall not extend to any Confidential Information of the disclosing Party:

(a) that is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the receiving Party or any of its Representatives;

(b) that is received by the receiving Party or its Affiliate from a Third Party without restriction and without breach of any obligation of confidentiality of such Third Party;

(c) that the receiving Party can demonstrate by competent evidence was already in its possession without any limitation on use or disclosure prior to its receipt from the disclosing Party; or

(d) that the rece1vmg Party can demonstrate by competent evidence was independently developed by the receiving Party without the aid, use or application of any Confidential Information of the disclosing Party.

8.3 Authorized Disclosure. Each Party and its Recipients may disclose Confidential Information to the extent that such disclosure is:

(a) made in response to a valid order of a court of competent jurisdiction or other Governmental Authority of competent jurisdiction; provided, however, that the receiving Party shall first have given notice to

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the disclosing Party and given the disclosing Party a reasonable opportunity to quash such order or to obtain a protective order requiring that the Confidential Information that is the subject of such order be held in confidence by such court or Governmental Authority or, if disclosed, be used only for the purposes for which the order was issued; and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to that information that is legally required to be disclosed in such response to such court or governmental order; or

(b) otherwise required by applicable Law or the requirements of a national securities exchange or another similar regulatory body, with the receiving Party providing prior written notice thereof to the disclosing Party and a reasonable opportunity for the disclosing Party to review and comment on such required disclosure and propose that portions be subject to a request for confidential treatment thereof or a protective order therefor prior to making such disclosure and the receiving Party using reasonable efforts to secure confidential treatment or any other applicable protection for the portions of the Confidential Information that the disclosing Party requests be redacted;

(c) made by Grifols or its Affiliates to Third Parties as may be reasonably necessary in connection with (i) the use, importation, transportation, promotion, marketing, distribution, offering to sell, selling or otherwise disposing of or offering to dispose of the Supplied Product in the Territory or (ii) the manufacture, storage, testing, packaging or labeling of Supplied Product that will be used, imported, transported, promoted, marketed, distributed, offered for sale, sold or otherwise disposed of or offered to be disposed of in the Territory, in each case of (i) and (ii), as contemplated by this Agreement, the Quality Agreement or the License Agreement; provided that any such Third Party that is not a Governmental Authority or Regulatory Authority shall, to the extent feasible, be advised of Grifols’ obligations hereunder and bound by confidentiality obligations with respect to such Confidential Information consistent with those set forth in this Agreement; or

(d) reasonably necessary to any bona fide potential or actual investor, acquirer, merger partner or other financial or commercial partner for the sole purpose of evaluating an actual or potential investment, acquisition or other business relationship; provided in each case that any such disclose shall be previously authorized in writing by the other Party and that the potential or actual investor, acquirer, merger partner or other financial or commercial partner shall be bound by confidentiality obligations with respect to such Confidential Information consistent with those set forth in this Agreement.

8.4 Notification. The receiving Party shall notify the disclosing Party promptly, and cooperate with the disclosing Party as the disclosing Party may reasonably request, upon the receiving Party’s discove1y of any loss or compromise of the disclosing Party’s Confidential Information.

8.5 Return or Destruction of Confidential Information. Upon the expiration or termination of this Agreement or a written request by the disclosing Party, whichever occurs first, the receiving Party shall (a) destroy all tangible embodiments of Confidential Information of the disclosing Party, including any and all copies thereof, and those portions of any documents, memoranda, notes, studies and analyses prepared by the receiving Party that contain, incorporate or are derived from such Confidential Information and provide written certification of such destruction to the disclosing Party in a form reasonably acceptable to the disclosing Party and (b) promptly cease use of such Confidential Information as well as any information or materials that contain, incorporate or are derived from such Confidential Information; provided, however, that the receiving Party shall have the right to retain (x) one (1) copy of any such tangible embodiments for the purpose of performing any obligations or exercising any rights under this Agreement, the Quality Agreement or the License Agreement that may survive the expiration or termination hereof or thereof, as applicable, for archival purposes or to comply with applicable Law and (y) such additional copies of, or any computer records or files containing, such Confidential Information that have been created solely by the receiving Party’s automatic archiving and back-up procedures, to the extent created and retained in a manner consistent with the receiving Party’s standard archiving and back-up procedures, but not for any other use or purpose.

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8.6 Remedies. Each Party acknowledges that the failure by the receiving Party to comply with any of the provisions of this Article 8 will result in irreparable injury and continuing damage to the disclosing Party for which there will be no adequate remedy at law and that, in the event of a failure of the receiving Party so to comply, the disclosing Party shall be entitled to such preliminary and permanent injunctive relief as may be necessary to ensure compliance with all the provisions of this Article 8.

8.7 Press Release. Each Party agrees that the terms of this Agreement shall be considered Confidential Information of each Party subject to the exceptions and authorized disclosure provisions in this Agreement or the License Agreement. Any press release or other public announcement regarding this Agreement, the Quality Agreement or the transactions contemplated hereby or the exploitation of the Supplied Product or use of or reference to the other Party or its Affiliates in any press release, promotional material or other form of publicity will be subject to the procedures regarding press releases in Section 11.4(b) of the License Agreement, provided however that any authorization of the disclosing Party shall not be unreasonably withheld or delayed. In addition, in the event that either Party is required by applicable Law, or the requirements of a national securities exchange or another similar regulatory body to disclose or file this Agreement or the Quality Agreement, in whole or in part, such Party shall be entitled to make such required disclosure or filing; provided that it shall (a) provide prior written notice thereof to the other Party, (b) seek and use Commercially Reasonable Efforts to secure confidential treatment or any other applicable protection for commercial terms and sensitive technical terms of this Agreement or the Quality Agreement and (c) provide a reasonable opportunity for such other Party to review and comment on such required disclosure and reasonably consider and incorporate such other Party’s comments to the extent consistent with legal requirements.

ARTICLE 9 — TERM AND TERMINATION

9.1 Term. The term of this Agreement shall commence on the Effective Date and shall continue, unless earlier terminated pursuant to this Article 9 (the “Term”).

9.2 Termination. This Agreement may be terminated as follows:

(a) By either Party:

(i) in the event of a material breach of this Agreement by the other Party, which breach remains uncured for ninety (90) days , thirty (30) days in the case of any payment breach, after written notice is given to the breaching Party specifying the nature of the breach, requiring the breaching Party to cure such breach and stating its intention if such breach is not cured to terminate this Agreement; provided, however, that if the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with this Section 9.2(a)(i), and such alleged breaching Party provides the other Party notice of such dispute within the applicable cure period, then the non- breaching Party shall not have the right to terminate this Agreement under this Section 9.2(a)(i) unless and until an arbitrator, in accordance with Article 10, has determined that the alleged breaching Party has materially breached this Agreement and such breaching Party fails to cure such breach within the applicable cure period (measured as commencing after the arbitrator’s decision, and it is understood and agreed that during the pendency of such dispute, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of theil’ respective obligations hereunder; or

(ii) immediately upon written notice if the other Party shall file in any court or with any other Governmental Authority, pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the other Party or of its assets, or if the other Party proposes a written agreement of composition or extension of its debts, or if the other Party shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if the other Party shall

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propose or be a Party to any dissolution or liquidation, or if the other Party shall make an assigrunent for the benefit of its creditors.

(b) Grifols may terminate this Agreement:

(i) in its sole discretion immediately upon written notice to Aradigm in the event of a Supply Failure; provided that notwithstanding the foregoing, Grifols may not terminate this Agreement under this clause (i) unless the respective Executive Officers of the Parties, or their designees, have engaged in a good faith discussion attempting to resolve the Supply Failure and prevent future such occurrences; or

(ii) in the event that any non-compliance with cGMP or other applicable Law raised by any inspections by a Regulatory Authority are not cured within thirty (30) days by Aradigm or the applicable Permitted Subcontractor after written notice is given to Aradigm specifying the nature of the non-compliance with cGMP or other applicable Law, requiring Aradigm or the applicable Permitted Subcontractor to cure such non-compliance with cGMP or other applicable Law and stating its intention if such non-compliance with cGMP or other applicable Law is not cured to terminate this Agreement, except in the case of any non- compliance that cannot be cured within such thirty (30)-day period, if Aradigm or the applicable Permitted Subcontractor commences good faith, diligent actions to cure such non- compliance within such thirty (30)-day period, in which event the cure period shall be extended for so long as Aradigm or the applicable Permitted Subcontractor is thereafter diligently continuing such good faith, diligent actions to cure such non-compliance or otherwise meets the requirements of the Regulatory Authority.

(c) This Agreement shall automatically terminate upon the termination, but not expiration, of the License Agreement.

9.3 Effects of Termination.

(a) Upon termination of this Agreement for any reason other than (i) by Aradigm pursuant to Section 9.2(a), or (ii) due to termination of the License Agreement by Aradigm pursuant to Section 12.2(a) of the License Agreement (any such termination, a “Selected Termination”), all submitted but unfilled Firm Orders automatically shall be cancelled, and Grifols shall have no obligation to Aradigm with respect thereto. Grifols will make Commercially Reasonable Efforts to provide to Aradigm Compound under the terms and conditions equivalent to this Agreement for a Bio-Defense Application.

(b) Upon any termination of this Agreement that constitutes a Selected Termination, Aradigm may, in its sole discretion, require Grifols to purchase from Aradigm any Supplied Product for which Grifols has delivered a Firm Order prior to the effective date of termination at the applicable Purchase Price, which Supplied Product Grifols shall have the right to sell off for a period of one year.

(c) Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration.

(d) Any termination of this Agreement (howsoever occasioned) shall not affect any accrued rights or liabilities of either Party. Articles 1, 8 and 10 and Sections 2.5 (for the period set forth therein, except in the case of termination of this Agreement by Aradigm pursuant to Section 9.2(a), in which event Section 2.5 shall terminate), 4.7 (for the period set forth therein), 6.4, 7.1, 7.2, 7.3, 7.4, 9.3, 11.1, 11.2, 11.3, 11.4, 11.5, 11.6, 11.7, 11.8, 11.9, 11.10 and 11.11 shall survive any expiration or termination of this Agreement.

ARTICLE 10 — DISPUTE RESOLUTION

10.1 Disputes. The Parties recognize that disputes as to certain matters may from time to time arise that relate to either Party’s rights and/ or obligations hereunder. It is the objective of the Parties to establish

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procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 10 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement.

10.2 Internal Resolution. With respect to all disputes arising between the Parties under this Agreement, including any alleged breach under this Agreement or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such dispute within thirty (30) days after such dispute is first identified by either Party in writing to the other, the Parties shall refer such dispute to the Executive Officers of the Parties for attempted resolution by good faith negotiations within thirty (30) days after such notice is received, including at least one (1) in-person meeting of the Executive Officers within twenty (20) days after such notice is received.

10.3 Arbitration. If the Executive Officers of the Parties are not able to resolve such dispute referred to them under Section 10.2 within such thirty (30) day period, then subject to Section 10.4, such dispute shall be settled by binding arbitration in accordance with the then current rules of commercial arbitration of the American Arbitration Association (“AAA”). A single arbitrator with experience in the development and commercialization of drugs and diagnostics shall be appointed by each of the Parties, and the two arbitrators appointed by the Parties shall appoint the third arbitrator with experience in the development and commercialization of drugs and diagnostics. The place of arbitration shall be New York, New York. The arbitrator’s fees and expenses shall be shared equally by the Parties. Each Party shall bear and pay its own expenses incurred in connection with any dispute resolution under this Section 10.3. The proceedings, including any outcome, shall be confidential. Notwithstanding the foregoing, either Party shall have the right, without waiving any right or remedy available to such Party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such Party, pending the selection of the arbitrator hereunder or pending the arbitrator’s decision of the dispute subject to arbitration.

10.4 Patent and Trademark Disputes. Section 13.4 of the License Agreement shall apply with respect to any patent or trademark dispute as described therein.

I 0.5 Equitable Relief. Nothing in this Article 10 shall prevent either Party from seeking equitable or other relief in a court of competent jurisdiction. All rights and remedies provided to each Party in this Agreement are cumulative and in addition to any other rights and remedies available to such Party at law or in equity.

ARTICLE 11 — GENERAL PROVISIONS

11.1 Entire Agreement; Amendment. This Agreement, together with the exhibits attached hereto, which are hereby incorporated herein, represents the entire agreement and understanding between the Parties with respect to its subject matter and supersedes and terminates any prior and/ or contemporaneous discussions, representations or agreements, whether written or oral, of the Parties regarding the subject matter, including, without limitation, the Binding Term Sheet; for clarity, the License Agreement shall stay in full force and effect in accordance with its terms. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties with respect to the subject matter hereof other than as are set forth in this Agreement. Amendments or changes to this Agreement shall be valid and binding only if in writing and signed by duly authorized representatives of the Parties.

11.2 Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall mean conditions beyond the control of the

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Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). If a force majeure persists for more than ninety (90) days, then the Parties shall discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure.

11.3 Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 11.3, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered or sent by

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confirmed facsimile or a reputable courier service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested.

If to Aradigm:	Aradigm Corporation
Attn.: Chief Executive Officer
3929 Point Eden Way
Hayward, CA 94545

With a copy to (which shall not constitute notice):

If to Grifols:	Grifols, S.A.
Avinguda de la Generalitat, 152-158
Pare de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
Facsimile: +34.93.571.0267
Attention: Victor Grifols

With a copy to (which shall not constitute notice):

Osborne Clarke S.L.P.
Avenida Diagonal, 477
Planta 20
08036 Barcelona
Spain
Facsimile: +34.93.410.2513
Attention: Tomas Daga
Raimon Grifols

and

Proskauer Rose LLP
Eleven Times Square
New York, NY 10036
Attn: Peter G. Samuels, Esq.
Daryn A. Grossman, Esq.

11.4 No Strict Construction; Headings. This Agreement has been prepared jointly by the Parties and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section. Except where the context otherwise requires, the use of any gender shall be applicable to all genders, and the word “or” is used in the inclusive sense (and/or). The term “including” as used herein means including, without limiting the generality of any description preceding such term.

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11.5 Assignment. Neither Party may assign this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld, except that either Party may assign this Agreement without the prior consent of the other Party: (a) to a Third Party successor to all or substantially all of its stock or assets relating to the Supplied Product (an “Acquiror”), whether in connection with a merger, consolidation or sale of assets or other transaction, provided that, in the case of clause (a), Grifols shall remain secondarily liable with respect to any obligations of Grifols or such assignee under this Agreement (except in the case of a sale of all or a majority of the stock or assets of Grifols, whether in connection with a merger, consolidation or sale of assets or other transaction, in which case Grifols shall be released from any obligations under this Agreement); or (b) to its Affiliate; provided that, in the case of clause (b), as between Grifols and its assignee, on the one hand, and Aradigm, on the other hand, Grifols shall remain the primary obligor with respect to its and its assignee’s obligations under this Agreement. Notwithstanding the foregoing, (i) Aradigm may assign without Grifols’ consent its rights to royalties received under this Agreement and (ii) Grifols may assign this Agreement, and all of its rights or obligations hereunder, to any Pharmaceutical Company without the prior consent of Aradigm. Any permitted assignment shall be binding on the successors of the assigning Party. Any attempted or purported assignment in violation of this Section 11.5 shall be null and void.

1 1.6 Performance by Affiliates. Each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates (and, for the avoidance of doubt, Grifols may sublicense its rights and obligations under this Agreement to any of its wholly-owned subsidiaries). Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.

11.7 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

11.8 Severability. If any provision of this Agreement is found by a court of competent jurisdiction to be unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement. The remainder of this Agreement shall remain in full force and effect, unless the severed provision is essential and material to the rights or benefits received by either Party. In such event, the Parties shall negotiate, in good faith, and substitute a valid and enforceable provision or agreement that most nearly implements the Parties’ intent in entering into this Agreement.

11.9 No Waiver. No provision of this Agreement can be waived except by the express written consent of the Party waiving compliance. Except as specifically provided for herein, the

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed in duplicate, as of the Effective Date, by its duly authorized officer or representative.

ARADIGM CORPORATION		GRIFOLS, S.A.

By:	/s/ Igor Gonda	By:	/s/ Ramon Riera

Name:	Igor Gonda	Name:	Ramon Riera

Title:	President and CEO	Title:	Chief Operations Officer

Date:	October 22, 2015	Date:	16 Nov 15

[Signature Page to Supply Agreement]

EXHIBIT A

SPECIFICATIONS

Specifications will be defined and incorporated based on the filing and acceptance of the NDA.

EXHIBIT B

PACKAGED PRODUCT FORMS

Commercial Package Product Forms will be agreed to and incorporated promptly after the Effective Date but no later than nine (9) months prior to the anticipated First Commercial Sale.

Exhibit 3 — Commercial Supply Agreement

(Subject to Section 2.7)

Technology Transfer Plan will include the following elements:

•	Raw material specifications and suppliers

•	Component specification and suppliers

•	Dedicated process equipment specifications and suppliers

•	Requirements for specialized analytical equipment

•	Particle sizer

•	HPLC/ELSD (evaporative light scattering detector)

•	Batch process description to support engineering run

•	Process parameters

•	Process characterization summary

•	Analytical Methods transfer

•	Written copy of methods

•	Method transfer protocol

•	Method transfer report (Grifols to provide report)

•	Method transfer completion report

•	Estimated Timeline and Cost Structure for Technology Transfer

The actual Technology Transfer Process is expected to include the following steps after Section 2.5 is triggered:

•	Kick off meeting

•	Procurement of specified equipment and materials

•	Qualification of necessary suppliers

•	Engineering Run

•	Equipment and process validation

•	Registration Batches (3)

•	Release and stability testing

Note: The Technology Transfer Plan will be limited to the information reasonably available to Aradigm about the manufacture and quality control of the approved components of Pulmaquin (CFI and FCJ) at the same production scales and the same material and equipment that Aradigm’s contract manufacturing organization will be using at the time of this Technology Transfer.

Plan Preparation Costs: As the Parties meet to discuss how and when to complete the Technology Transfer Plan, Aradigm will provide a full cost estimate for the direct costs to be incurred including costs associated with direct costs of Sigma Tau or other external parties required to execute this technology transfer. Grifols will pay the actual costs incurred based on procedures outline in Section 4.3 (Development Costs) in the License Agreement (Dated August 27, 2013).